NEON BLOOM, INC.	March 21, 2022

8860 Columbia 100 Parkway

Suite 216

Columbia, MD 21045

VIA EDGAR

Attorney Mindy Hooker

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Neon Bloom, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 4, 2022

File No. 024-11767

Dear Ms. Hooker:

In response to your letter dated March 17, 2022, the following information is hereby submitted on behalf of Neon Bloom, Inc. (the “Company”). Amendment No. 2 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff’s comments in italicized text immediately before our response.

Form 1-A filed on January 5, 2022

General

1.	We note your response to comment 1 and reissue our comment. Please revise Item 6 of Part I of Form 1-A to provide for the issuance of all unregistered securities over the past 12-month period.

Response: We have revised Item 6 of Part I of Form 1-A to include the issuance of all unregistered securities within the last 12 months.

Consolidated Balance Sheet, page 40

2.	Please revise the financial information for the interim period ended September 30, 2021. We not that your financial statements should reflect the Share Exchange which is accounted for as a reverse merger. Accordingly, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Bazelet Health) with an adjustment to reflect the legal capital of the accounting acquiree (Neon Bloom). Refer to ASC 805-40-45 for guidance. Additionally, there should be retroactive presentation of stockholders equity and earnings per share information included in Bazelet’s financial statements for the nine months ended September 30, 2021 and comparative periods.

Response: We have revised the financial information accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 60

3.	We note the Neon Bloom statement of operations for the year ended December 31, 2020 on page 62 is not the same as the Neon Bloom statement of operations for the same period found on page 52. Please explain the difference or revise your filing to ensure the statement of operations information is consistent.

Response: We have revised the financial information to ensure the statement of operations information is consistent.

Signatures, Page 65

4.	We note your signature page. Below the second paragraph of text on the Signatures page, please have your principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities. See the Form 1-A Instructions to Signatures.

Response: We have revised the signature page to reflect that Michael Elzufon signed the offering statement in his capacity as Principal Executive Officer, Principal Financial Officer, and Sole Director of the Company.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

/s/ Michael Elzufon
Michael Elzufon
CEO